UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 001-15323

                              BANK ONE CORPORATION
             (Exact name of registrant as specified in its charter)


                                1 BANK ONE PLAZA
                             CHICAGO, ILLINOIS 60670
                                 (312) 732-4000
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $0.01 par value
                     7 1/4% Subordinated Debentures Due 2004
          Guarantee of 8.00% Preferred Securities of BANK ONE Capital I
          Guarantee of 8.50% Preferred Securities of BANK ONE Capital II Guarantee of 8.00% Preferred Securities of BANK ONE Capital V Guarantee of 7.20% Preferred Securities of BANK ONE Capital VI
            (Title of each class of securities covered by this Form)

                                      NONE
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]                      Rule 12h-3(b)(1)(i)    [X]
Rule 12g-4(a)(1)(ii)     [ ]                      Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(2)(i)      [ ]                      Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(ii)     [ ]                      Rule 12h-3(b)(2)(ii)   [ ]
                                                  Rule 15d-6             [ ]

           Approximate number of holders of record as of the certification or notice date: 0



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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Bank One Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 1, 2004
                               BANK ONE CORPORATION


                               By: /s/ Daniel P. Cooney
                               -------------------------------------------------
                               Name:  Daniel P. Cooney
                               Title:    Vice President and Assistant Secretary